                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                     (Amendment No. 2 for Robert H. McLean)

                   Under the Securities Exchange Act of 1934

                              BUFFTON CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   119885200
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Robert H. McLean
                               226 Bailey Avenue
                                   Suite 101
                            Fort Worth, Texas 76107
                                 (817) 332-4761
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 April 8, 1997
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ].

1.        Names of Reporting persons:

          Robert H. McLean - SS No. ###-##-####

          ----------------------------------------------------------------------
2.        Check the Appropriate Box if a Member of a Group

                                   (a) ______
                                   (b) ______

          ----------------------------------------------------------------------
3.        SEC Use Only


          ----------------------------------------------------------------------
4.        Source of Funds

                                       SC

          ----------------------------------------------------------------------
5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

                                     ______

          ----------------------------------------------------------------------
6.        Citizenship of Place of Organization

          Mr. McLean is a citizen of the United States of America.

          ----------------------------------------------------------------------
7.
Number of
Shares
Owned By                      619,831
Each
Reporting
Person

          ----------------------------------------------------------------------

8.        Shared Voting Power

                                      -0-
          ----------------------------------------------------------------------
Number of      9.   Sole Dispositive Power
Shares
Owned
By Each                       619,831
Reporting
Person         -----------------------------------------------------------------

          10.  Shared Dispositive Power

                              -0-

          ----------------------------------------------------------------------
11.       Aggregate Amount Beneficially owned by Reporting Persons

       600,000    Actual Ownership
         4,831    ESOP Shares
        15,000    Shares held in a trust of which Reporting Person is trustee
       -------
       619,831

          ----------------------------------------------------------------------
12.       Check Box if the Aggregate Amount of (11) Excludes ______ Certain
          Shares
          ----------------------------------------------------------------------
13.       Percent of Class Represented by Amount of Row (11)

          8.04%, based on the 7,713,928 Shares outstanding as of April 11, 1997.

          ----------------------------------------------------------------------
14.       Type of Report Person

                                       IN

CUSIP No. 119885200


                         THE STATEMENT ON SCHEDULE 13D
                  FOR ROBERT H. MCLEAN IS AMENDED AS FOLLOWS:
                           --------------------------

Item 2.(c) is amended as follows:

     (c) Effective April 11, 1997, Mr. McLean serves solely as Chief Executive Officer of the Issuer and is a member of the Board of Directors of Issuer. The Issuer's address is 226 Bailey Avenue, Suite 101, Fort Worth, Texas 76107 .

Item 3. is amended to add the following:

Item 3.   Source and Amount of Funds or Other Consideration.

     Since the date of Mr. McLean's most recent filing on Schedule 13D, a grantor trust of which Mr. McLean is trustee and of which the grantor and beneficiary is Mark B. McLean, the son of Mr. McLean, received 15,000 shares of
Issuer's Common Stock from Mark B. McLean.   Also, Mr. McLean exercised options
covering 500,000 shares of the Issuer's Common Stock as of March 21, 1997, and such shares were issued and delivered on April 8, 1997. Pursuant to the terms of the Non-Qualified Stock Option Agreements between Issuer and Mr. McLean, the Issuer loaned Mr. McLean the aggregate sum of $774,000.00 to acquire such shares, evidenced by a promissory note dated March 21, 1997, bearing interest at the rate of 8% per annum, and payable in full on March 21, 1998. The Issuer holds the shares of stock acquired with the proceeds from such loan as collateral for the loan, pursuant to the terms of a Pledge Agreement between the Issuer and Mr. McLean dated March 21, 1997.

Item 5. is amended in its entirety as follows:

Item 5.   Interest in Securities of the Issuer.

     (a) Mr. McLean beneficially owns a total of 619,831 shares of the Common Stock of Issuer, or approximately 8.04% of all issued and outstanding shares of common stock as of April 11, 1997. This figure includes 600,000 shares actually issued to Mr. McLean in his name, 4,831 shares owned by Issuer's Employee Stock Option Plan, which have been allocated to and are voted by Mr. McLean, and 15,000 shares owned by a trust of which Mr. McLean is trustee.

     (b) Mr. McLean has the sole power to vote or to direct the vote of 619,831 shares of Issuer Common Stock and the sole power to dispose or direct the disposition of 619,831 shares of Issuer common stock, subject to the terms of the Pledge Agreement described in Item 3 above.

     (c) During the past 60 days, Mr. McLean exercised options covering 500,000 shares of Issuer's Common Stock, of which 300,000 were at an exercise price of $1.50 per share and of which 200,000 were at an exercise price of $1.62 per share.

     (d)  None.

     (e)  Not applicable.

Item 6. is amended to add the following:

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     As set forth above, pursuant to the terms of Non-Qualified Stock Option Agreements between the Issuer and Mr. McLean, as of March 21, 1997, Mr. McLean exercised options covering 500,000 shares of the Issuer's common stock and the Issuer loaned Mr. McLean the aggregate sum of $774,000.00, representing the aggregate exercise price for the 500,000 shares of the Issuer's Common Stock acquired by Mr. McLean upon the exercise of stock options. This loan is represented by a promissory note dated March 21, 1997, in the original principal sum of $774,000.00, bearing interest at the rate of 8% per annum, and payable in full on or before March 21, 1998. The note may be paid in cash or in shares of the Issuer's Common Stock owned by Mr. McLean, valued at the market value on the date of payment. The 500,000 shares acquired by Mr. McLean have been pledged to the Issuer as collateral for the loan pursuant to the terms of a Pledge Agreement dated March 21, 1997. The 500,000 shares were actually issued in Mr. McLean's name on April 8, 1997, and delivered to the Issuer on April 9, 1997.

Item 7. is amended to add the following:

Item 7.   Material to be Filed as Exhibits.

     (a)  Exhibit "1" - Promissory Note dated March 21, 1997.

     (b)  Exhibit "2" - Pledge Agreement dated March 21, 1997.

                                  SIGNATURES
                                  ----------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 16, 1997




                              /s/ ROBERT H. McLEAN
                              --------------------------------------------------
                              ROBERT H. McLEAN

                                  EXHIBIT "1"

                                PROMISSORY NOTE

$774,000.00                                                 Date: March 21, 1997
  8%

     FOR VALUE RECEIVED, the undersigned, ROBERT HUNTER McLEAN (the "Maker"), whose business address is 226 North Bailey Avenue, Suite 101, Fort Worth, Texas 76107, promises to pay to the order of BUFFTON CORPORATION, a Delaware corporation ("Holder") whose address is 226 North Bailey Avenue, Suite 101, Fort Worth, TX 76107, the principal sum of Seven Hundred Seventy-Four Thousand and no/100 Dollars ($774,000.00), with interest thereon from the date hereof at the rate of eight percent (8%) per annum (the "Interest Rate"), compounded annually.

     1.   Principal and Interest.  The full principal and unpaid interest shall
          ----------------------
be payable on March 21, 1998 (the "Maturity Date").

     2.   Prepayment.  Advance payments or other additional payments may be made
          ----------
on this Note at any time without notice or penalty. Each payment shall be applied first to the repayment of accrued but unpaid interest on the outstanding principal balance hereof, and then to the reduction of the outstanding principal balance.

     3.   Place of Payment.  Payments on this Note shall be payable at the
          ----------------
address of the Holder or at such other place as the Holder of this Note may designate in writing.

     4.   Security.  This Note is secured by 500,000 shares of the common stock
          --------
of Buffton Corporation, $0.05 par value, including all proceeds therefrom (the "Collateral").

     5.   Payment with Shares.  This Note may be paid in whole or in part with
          --------------------
shares of the common stock of Buffton Corporation, $0.05 par value, if said shares are free and clear of any liens, claims, or encumbrances (the "Shares"). If Maker chooses to repay all or part of this Note with Shares, the Shares tendered will be valued at their fair market value as reported in the Wall Street Journal on the date Maker gives written notice to Holder to such effect.

     6.   Default.  If default is made in the payment when due of any payment
          -------
due under this Note, then the Holder of this Note, as a condition precedent to foreclosing on the Collateral, shall give written notice to Maker in accordance with Paragraph 10 hereof of the default and provide an opportunity to cure such default during a thirty (30) day period, commencing with the date or mailing of such written notice, excluding weekends and federal holidays, for the Maker to cure such default. Until any amount in default hereunder is paid, it shall bear interest at the rate of eight percent (8%) per annum from the date of such default until paid.

     7.   Waiver of Demand, Presentment, Protest and Notice.  Subject to
          -------------------------------------------------
Paragraph 6 hereof, the Maker hereby waives demand, presentment, protest and notice of nonpayment, notice of protest, and notice of nonpayment, notice of dishonor of, and all other notices or demands in connection with the delivery, acceptance, performance, default or endorsement of this Note.

     8.   Payment of Attorneys' Fees on Default.  If any payment of this Note or
          -------------------------------------
any portion thereof shall not be made when due, or any action is brought to enforce collection thereof, the undersigned agrees to pay reasonable attorneys' fees with respect to such action.

     9.   Governing Laws.  This Note shall be governed as to validity,
          --------------
interpretation, construction, effect, and in all other respects by the laws and decisions of the State of Texas.

     10.  Notice.  Any notice required to be given hereunder shall be deemed to
          ------
be given by personal delivery or mailing first class, registered or certified mail, return receipt requested, to:

               (a)  If to the Maker:

                    Robert H. McLean
                    226 North Bailey Avenue
                    Suite 101
                    Fort Worth, Texas  76107

               (b)  If to Holder:

                    Buffton Corporation
                    226 Bailey Avenue, No. 101
                    Fort Worth, Texas  76107

     11.  Usury.  Interest on the debt evidenced by this note shall not exceed
          -----
the maximum amount of nonusurious interest that may be contracted for, taken, reserved, charged, or received under law; any interest in excess of that maximum amount shall be credited on the principal of the debt or, if that has been paid, refunded. On any acceleration or required or permitted prepayment, any such excess shall be canceled automatically as of the acceleration or prepayment or, if already paid, credited on the principal of the debt or, if the principal of the debt has been paid, refunded. This provision overrides other provisions in this and all other instruments concerning the debt.

     12.  Headings.  The paragraph headings are not to be construed as part of
          --------
this Note, are included solely for convenience and are not intended to be full or accurate descriptions of the contents thereof.

     IN WITNESS WHEREOF, the Maker has executed this Note as of the day and year first above written.

                                    /s/Robert H. McLean
                                    --------------------------------------------
                                    Robert H. McLean

                                  EXHIBIT "2"

                             STOCK PLEDGE AGREEMENT
                             ----------------------

     This Stock Pledge Agreement is entered into as of March 21, 1997, by and between Robert H. McLean ("Debtor") whose address is 226 North Bailey Avenue, Suite 101, Fort Worth, Texas 76107, and Buffton Corporation ("Secured Party"), whose address is 226 North Bailey Avenue, Suite 101, Fort Worth, Texas 76107.

                                  WITNESSETH:

     WHEREAS, Secured Party granted to Debtor certain options to purchase 500,000 shares of the common stock, $0.05 par value, of Secured Party, which options are reflected in those certain Non-Qualified Stock Option Agreements, one dated February 3, 1995, and amended February 19, 1997, for 250,000 shares, one dated August 2, 1995, and amended February 19, 1997, for 50,000 shares, and one dated August 15, 1996, and amended February 19, 1997, for 200,000 shares (collectively the "Options"); and

     WHEREAS, Debtor has exercised all of the Options; and

     WHEREAS, pursuant to the Options, Secured Party has loaned to Debtor the purchase price of the shares issued pursuant to the exercise of the Options, which loan is evidenced by that certain Promissory Note of even date herewith in the original principal amount of $774,000 (the "Note");

     NOW THEREFORE, in consideration of the premises, the mutual covenants and conditions contained herein, and other good and valuable consideration the receipt and adequacy of which is hereby acknowledge, the parties hereto hereby agree as follows:

CLASSIFICATION OF COLLATERAL:

          Securities

COLLATERAL:

     The following is the "Collateral" securing the Obligations as hereinafter defined:

     500,000 shares of Buffton Corporation common stock, par value $0.05 (the "Shares"), the certificates representing the Shares and all cash, securities, dividends, increases, distributions, proceeds, and profits received from the Shares or in connection therewith, including distributions or payments in partial or complete liquidation or redemption or as a result of reclassifications, readjustments, reorganizations or changes to the capital structure of Buffton Corporation and all rights and privileges pertaining thereto.

OBLIGATIONS:

     The Obligations secured by this Stock Pledge Agreement include the following:

     1.   The indebtedness owed by Debtor to Secured Party pursuant to the Note.

     2. Any and all costs, damages and expenses, including reasonable attorneys' fees, incurred by Secured Party as a result of Debtor's failure to pay timely on the Note, or in connection with Secured Party exercising any of its remedies hereunder as a result of any Event of Default under this Stock Pledge Agreement.

GRANT OF SECURITY INTEREST:

     Subject to the terms of this agreement, Debtor hereby grants to Secured Party a security interest in the Collateral to secure payment and performance of the Obligations and all renewals and extensions of any of the Obligations.

LOCATION OF COLLATERAL:

     Contemporaneously with the execution of this Stock Pledge Agreement and pursuant to the terms hereof, Debtor shall deposit with Secured Party the Collateral, together with any stock rights, rights to subscribe, liquidating dividends, stock dividends paid in stock, new securities or other property which Debtor may hereafter become entitled to receive on account of the Shares or other property and in the event Debtor receives any such property, Debtor will immediately deliver same to Secured Party to be held by Secured Party in the same manner as the Shares. In addition, Debtor shall endorse in blank and deliver to secured party an Assignment Separate From Certificate similar to the one attached hereto as Exhibit "A."

DEBTOR'S WARRANTIES

     1. Except for that in favor of Secured Party, no financing statement from Debtor covering the Collateral is filed in any public office.

     2. Debtor is the legal and equitable owner of the Collateral and has the authority to grant this security interest. The Collateral is free and clear from any and all pledges, charges, setoffs, claims, restrictions, liens, security interests, or encumbrances of every kind and nature except those in favor of Secured Party.

     3. Secured Party shall not be responsible in any way for any depreciation in the value of the Collateral, nor shall any duty or responsibility whatsoever rest upon the Secured Party to take necessary steps to preserve rights against third parties or to enforce collection of the Collateral by legal proceedings or otherwise.

     4. Debtor shall not transfer, sell, assign, convey or encumber the Collateral or any interest therein without the prior written consent of Secured Party.

     5. No consent or approval of any governmental body or regulatory authority or of any securities exchange is necessary to effect the validity of the rights created hereunder which have not been obtained.

     6. To the best of Debtor's knowledge, the execution, delivery and consummation of this Stock Pledge Agreement will not violate any law regulation, mortgage, indenture, contract, instrument, trust agreement, judgment or decree applicable to or binding on Debtor.

     7. Debtor has held the collateral free and clear of liens, encumbrances (other than those in favor of Secured Party), debt or options.

DEBTOR'S COVENANTS

     1. Debtor will defend the Collateral against all claims and demands adverse to Secured Party's interest in the Collateral and will keep it free from all liens and from all security interests except this one. The Collateral will remain in Secured Party's possession or control at all times, except as otherwise provided in this agreement.

     2. Debtor will pay all expenses incurred by Secured Party in obtaining, preserving, perfecting, defending, and enforcing this security interest or the Collateral and in collecting all or part of the Obligation. Expenses for which Debtor is liable include, but are not limited to, taxes, assessments, reasonable attorney's fees, and other legal expenses. These expenses and interest will be part of the Obligation and will be recoverable as such in all respects.

     3. Debtor will sign any papers or take any action that Secured Party considers necessary to obtain, maintain, and perfect this security interest or to comply with any relevant law.

     4. Debtor will not sell, transfer, assign, convey or encumber any of the Collateral without the prior written consent of Secured Party.

     5. Debtor shall promptly notify Secured Party of any change in any fact or circumstance warranted or represented by Debtor in this Stock Pledge Agreement, and further promptly notify Secured Party of any claim, action or proceeding affecting title to the Collateral or any part thereof or the security interest herein, and, at the request of Secured Party appear in and defend at, Debtor's expense, any such action or proceeding.

EVENTS OF DEFAULT

Each of the following conditions is an "Event of Default":

     1. Debtor fails to make payment on the Note in accordance with its terms or defaults under the terms of the Note;

     2.   if a receiver is appointed for Debtor or any of the Collateral;

     3. if the Collateral is assigned for the benefit of creditors or, to the extent permitted by law, if bankruptcy or insolvency proceedings commence against or by any of these parties: Debtor; any partnership of which Debtor is a general partner; and any maker, drawer, acceptor, endorser, guarantor, surety, accommodation party, or other person liable on or for any part of the obligation;

     4.   if any lien attaches to any of the Collateral.

     5. if Debtor breaches any of its warranties, representations or covenants contained herein.

REMEDIES OF SECURED PARTY ON DEFAULT

     Upon any Event of Default as set forth above, Secured Party may exercise any and all rights and remedies at law or in equity, rights and remedies granted by Title 1 of the Texas Business and Commerce Code or rights and remedies set forth in this Stock Pledge Agreement, including without limitation any one or more of the following:

     1. take title to all or part of the Collateral in satisfaction of the Note;

     2. apply any proceeds from the sale of the Collateral in the manner specified in chapter 9 of the Texas Business and Commerce Code.

     3. sell the Collateral and apply the proceeds from the sale toward the satisfaction of the Note; and

     4. if disposition of the Collateral leaves the Note unsatisfied, collect the deficiency from Debtor.

GENERAL PROVISIONS

     1. Secured Party's rights under this Stock Pledge Agreement shall inure to the benefit of its successors and assigns. Debtor's obligations under this agreement shall bind Debtor's personal representatives, successors, and assigns.

     2. Neither delay in exercise nor partial exercise of any of Secured Party's remedies or rights shall waive further exercise of those remedies or rights. Secured Party's failure to exercise remedies or rights does not waive subsequent exercise of those remedies or rights. Secured

Party's waiver of any default does not waive further default. Secured Party's waiver of any right in this Stock Pledge Agreement or of any default is binding only if it is in writing. Secured Party may remedy any default without waiving it.

     3. The sole duty of Secured Party, in receiving collections, remittances and payments on such Collateral as and when made and received by Secured Party and at Secured Party's option, is to apply the amount so received, after deduction of any collection costs incurred, as payment upon any indebtedness of Debtor to Secured Party pursuant to the provisions of this Stock Pledge Agreement, or holding the same in an account for the benefit of Debtor.

     4. No provisions of this Stock Pledge Agreement shall be modified or limited except by written agreement.

     5. The unenforceability of any provision of this Stock Pledge Agreement will not affect the enforceability or validity of any other provision.

     6.   This Stock Pledge Agreement will be construed according to Texas laws.

     7.   This Stock Pledge Agreement is to be performed in Tarrant County,
Texas.

     8. A carbon, photographic, or other reproduction of this Stock Pledge Agreement or any financing statement covering the Collateral is sufficient as a financing statement.

     9. If the Collateral is sold after default, recitals in the bill of sale or transfer will be prima facie evidence of their truth, and all prerequisites to the sale specified by this Stock Pledge Agreement and by chapter 9 of the Texas Business and Commerce Code will be presumed satisfied.

     10. When the context requires, singular nouns and pronouns include the plural.

     11. This security interest shall neither affect nor be affected by any other security for any of the Obligations. Neither extensions of any of the Obligations nor releases of any of the Collateral will affect the priority or validity of this security interest with reference to any third person.

     12. Foreclosure of this security interest by suit does not limit Secured Party's remedies, including the right to sell the Collateral under the terms of this agreement. All remedies of Secured Party may be exercised at the same or different times, and no remedy shall be a defense to any other. Secured Party's rights and remedies include all those granted by law or otherwise, in addition to those specified in this agreement.

     13. At any sale of the Collateral, if Secured Party deems it advisable, Secured Party may restrict the prospective bidders or purchases to those persons who will represent and agree that they are purchasing for their own account for investment, and not with a view to distribution or sale of any of the collateral.

     14. Certain laws or regulations, may impose legal restrictions or limitations affecting the Secured Party and any attempted disposal of certain portions of the Collateral and the enforcement of its rights and remedies hereunder. For these reasons the Secured Party is hereby authorized by Debtor, but not obligated, in the event of any default hereunder, giving rise to Secured Party's rights to sell or otherwise dispose of the Collateral, to sell all or any part of the Collateral at private sale, subject to an investment letter or in any other manner which will not require the Collateral, or any part thereof, to be registered in accordance with any Federal or State securities laws or any other law or regulation, at the best price reasonably obtainable by a Secured Party at any such private sale. Debtor clearly understands that the Secured Party may at its discretion approach a restricted number of potential purchasers and that a sale under such circumstances may yield a lower price for the Collateral, or any part thereof, than would otherwise be obtainable if same were registered and sold in the open market. Debtor agrees in the event Secured Party shall, upon a default, sell the Collateral, or any part thereof, at such private sale, Secured Party shall have the right to rely upon the advice and opinion of any member affiliated with the National Securities Exchange as to the best price reasonably obtainable upon such private sale thereof. Ten days written notice delivered to Debtor by Certified Mail, Return Receipt Requested at the Debtor's address set forth above, shall be reasonable notification of the time and place of any sale.

SECURED PARTY:                           DEBTOR:

BUFFTON CORPORATION

By: /s/Robert Korman                      /s/Robert H. McLean
    --------------------------------      --------------------------------------
Name:  Robert Korman                      ROBERT H. McLEAN
Title: Vice President